                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                         REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF MAY 2003

                              TELECOM ITALIA S.p.A.
                 (Translation of registrant's name into English)

                                CORSO D'ITALIA 41
                                ROME, ITALY 00198
                     (Address of principal executive offices)

          Indicate by check mark whether the registrant files
          or will file annual reports under cover of Form 20-F or Form 40-F:

                          FORM 20-F [X]   FORM 40-F [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(1): [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(7): [ ]

          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
          under the Securities Exchange Act of 1934.

                               YES [ ]     NO [X]

          If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Registered Office at 2 Piazza degli Affari, Milan

Corporate Headquarters at 41 Corso d’Italia, Rome

Fully paid-up share capital Euro 4,023,816,860.80

Tax/VAT and Milan Company Register number: 00471850016

Call to Special Meeting for holders of Telecom Italia savings shares (in accordance with second  paragraph  of art.146, of Decree Law 58/1998)

Shareholders possessing savings shares are called to a Meeting to be held in Milan, at the Registered Office, Piazza degli Affari, 2, on June 9, 2003 at 11:00 a.m. on first call, and – if necessary – on second and third call respectively on June 10 and 11, 2003, at the same time and place, to discuss and vote on the following

AGENDA

1.

Examination of the resolutions of Telecom Italia’s Extraordinary Meeting called on first call on May 24, 2003, and possible approval of the resolutions that could prejudice the category rights, in accordance with first paragraph, letter e) and b) of article 146, of  Decree Law 58/1998.

2.

Common representative report regarding the reserve previously constituted for the expenses necessary to safeguard the common interests and resolutions regarding the creation of a new reserve, or the integration with the existing one, in accordance with first paragraph, letter c) of article 146, of  Decree Law 58/1998.

3.

Possible resolutions in accordance with first paragraph, letter a) of article 146, of Decree Law 58/1998.

Shareholders possessing savings shares who have presented the required certification issued by an authorized intermediary in accordance with current legislation are eligible to attend the Meeting.

As usual, the owners of ADRs listed on the New York Stock Exchange and representing savings shares of Telecom Italia, must contact JP Morgan Chase Bank (previously Morgan Guaranty Trust Company), 1 Chase Manhattan Plaza N.Y. 10081, issuer of said ADRs.

Is specified that the Meeting is called on UBS AG request, that declares to hold more than 1% of savings shares of the same class of share capital.

On behalf of the Common Representative

Prof. Carlo Pasteris

Shareholders are invited to arrive before the scheduled start of the Meeting in order to facilitate registration formalities. Registration of participants will begin at 10.00 a.m.

The present notice, published in the Official Gazette of the Italian Republic, dated May 7, 2003, n.104, will also be made available on the Internet site, at the following address http://www.telecomitalia.it

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:      May 08th, 2003

                                                   TELECOM ITALIA S.p.A.

                                              BY: /s/ Carlo De Gennaro
                                                  ---------------------------
                                                      Carlo De Gennaro
                                                       Company Manager